EXHIBIT 99.1

News Release

For Immediate Release	Date: September 9, 2025
25-23-TR

Teck and Anglo American to combine through merger of equals to form a global critical minerals champion

•	Outstanding value creation through at market merger of equals
•	Anglo Teck is expected to offer more than 70% copper exposure[1] and outstanding further growth optionality embedded
•	US$800 million in pre-tax recurring annual synergies from combining both companies
•	Additional US$1.4 billion (100% basis) annual average underlying EBITDA uplift expected from synergies between the adjacent Collahuasi and Quebrada Blanca operations on an average pre-tax annual basis from 2030 - 2049, which is expected to result in an increase of c.175,000 tonnes of potential additional annual copper production[2]
•	Strong balance sheet underpinned by a larger, more diversified asset and cash flow base, including premium iron ore and zinc
•	Enhanced global capital markets footprint: primary listing on LSE, listings on JSE, TSX and NYSE (to be implemented as a listing of American Depositary Receipts), subject to the approval or clearance from each applicable exchange[3]
•	Headquartered in Canada and committed to the heritage of both companies and their significant business leadership roles in Canada, South Africa and the UK
•	Special dividend to Anglo American shareholders of US$4.5 billion c.US$4.19 per share[4] ahead of completion
•	Anglo American shareholders to own c.62.4% and Teck shareholders to own c.37.6% of Anglo Teck plc immediately post completion[5]
•	Merger subject to customary closing and regulatory conditions, expected to complete within 12-18 months
•	Boards of Anglo American and Teck unanimously support and recommend the Merger

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) and Anglo American plc (“Anglo American”) announce they have reached an agreement to combine the two companies in a merger of equals (“the Merger”) to form the Anglo Teck group (“Anglo Teck”), a global critical minerals champion and top five global copper producer, headquartered in Canada and expected to offer investors more than 70% exposure to copper1.

Both Anglo American and Teck believe the Merger will be highly attractive for both companies’ shareholders and stakeholders, enhancing portfolio quality, resilience and strategic positioning. Bringing together the strengths of both companies, Anglo Teck will leverage proven capabilities in technical and operational excellence, sustainability, product marketing and project execution to deliver significant, value-accretive growth through the cycle.

Anglo Teck will hold an industry-leading portfolio of producing operations, including six world-class copper assets, alongside high-quality premium iron ore and zinc businesses. Anglo Teck will be one of the world’s largest copper producers and will benefit from some of the world’s highest quality copper endowments, with major brownfield and greenfield copper development projects located in attractive and well-established mining jurisdictions, to further grow the business. Anglo Teck will also retain growth optionality across its wider product portfolio, including in premium iron ore, zinc and crop nutrients.

The Merger is expected to deliver annual pre-tax synergies of approximately US$800 million by the end of the fourth year following completion of the transaction, with approximately 80% expected to be realized on a run-rate basis by the end of the second year following completion, driven by economies of scale, operational efficiencies, and commercial and functional excellence. Anglo Teck will also work with key stakeholders and partners in Collahuasi and Quebrada Blanca to optimize the value of these adjacent assets to realize US$1.4 billion (100% basis) of underlying EBITDA revenue synergies on an average pre-tax annual basis from 2030-2049, primarily through operational integration and optimisation of Collahuasi and Quebrada Blanca. This will build on Anglo American’s success with similar adjacency partnerships in Brazil and elsewhere in Chile.

Anglo Teck will be a global mining leader with its global headquarters located in Vancouver and corporate offices to support the global group in London and Johannesburg. With key leadership roles based in Canada, including Duncan Wanblad as CEO, Jonathan Price as Deputy CEO, and John Heasley as CFO, with Sheila Murray as Chair, Anglo Teck will play an enhanced role in the Canadian mining ecosystem, while continuing to play a significant role in mining and business leadership in South Africa and the UK, and expects to be strongly positioned to support the critical minerals strategies of these countries and the priorities of local communities and stakeholders. Country offices and marketing hubs will continue to support the operational footprint of the combined business.

Duncan Wanblad, Chief Executive Officer of Anglo American, commented: “We are unlocking outstanding value both in the near and longer term – forming a global critical minerals champion with the focus, agility, capabilities and culture that have characterised both companies for so long. Having made such significant progress with Anglo American’s portfolio transformation, which has already added substantial value for our shareholders over the past year, now is the optimal time to take this next strategic step to accelerate our growth. We have a unique opportunity to bring together two highly regarded mining companies whose portfolios and capabilities are deeply complementary, while also sharing a common set of values. We are all committed to preserving and building on the proud heritage of both companies, both in Canada as Anglo Teck’s natural headquarters and in South Africa where our commitment to investment and national priorities endure. Together, we are propelling Anglo Teck to the forefront of our industry in terms of value accretive growth in responsibly produced critical minerals.”

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Jonathan Price, Chief Executive Officer of Teck, commented: “This merger of two highly complementary portfolios will create a leading global critical minerals champion headquartered in Canada – a top five global copper producer with exceptional mining and processing assets located across Canada, the United States, Latin America, and Southern Africa. It is a natural progression of our strategy and portfolio simplification, which created a platform to enable exactly this sort of transformative transaction. Bringing together our world-class copper assets, premium iron ore and zinc operations and an outstanding pipeline of high-quality growth projects provides enormous resiliency and optionality. This transaction will create significant economic opportunity in Canada, while positioning Anglo Teck to deliver sustainable, long-term value for shareholders and all stakeholders.”

The Merger will be implemented by means of a plan of arrangement through which Anglo American will issue 1.3301 ordinary shares (or, in the case of electing eligible Canadian Teck shareholders, 1.3301 Exchangeable Shares (as defined below)) to the existing Teck shareholders in exchange for each outstanding Teck class A common share and class B subordinate voting share, consistent with a merger of equals at market. Subject to satisfaction of certain conditions, the Anglo American board also intends to declare a special dividend of US$4.5 billion (expected to be approximately US$4.19 per ordinary share), to be paid by Anglo American to its shareholders4 on the Anglo American register of members (the “Anglo American Special Dividend”) ahead of completion of the Merger. The Anglo American Special Dividend creates an efficient opening balance sheet and allows more balanced participation for Anglo American and Teck shareholders in the go-forward business’ value delivery. Immediately following completion of the merger, Anglo American and Teck shareholders will own approximately 62.4% and 37.6%5 respectively, of Anglo Teck plc on a fully diluted basis. The Anglo American Special Dividend will be subject to adjustment to ensure Anglo American and Teck shareholders receive aligned ordinary course dividends prior to completion of the Merger.

Anglo Teck will benefit from a global capital markets footprint across major centres of mining finance and technical expertise, with expected stock market listings on the LSE (equity shares (commercial companies)), JSE, TSX and NYSE (to be implemented as a listing of American Depositary Receipts), subject to the approval or acceptance of each applicable exchange.

At or prior to completion, Anglo American and Teck will each nominate for appointment 50% of the non-executive directors of the Anglo Teck board, with Sheila Murray to serve as Chair of Anglo Teck upon completion. Upon completion, the executive directors of Anglo Teck plc will be Duncan Wanblad as CEO, Jonathan Price as Deputy CEO, and John Heasley as CFO. The CEO, Deputy CEO, and CFO and a significant majority of the senior executive team will be based in and reside in Canada, with the senior executive team including meaningful representation from South Africa and the UK. Prior to completion, Anglo American will seek shareholder approval to change its legal name to “Anglo Teck plc” from completion of the Merger and, from and after completion of the Merger, Anglo Teck will conduct its business under the “Anglo Teck” trade name.

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Strategic Rationale and Benefits of the Transaction

Premier critical minerals portfolio with world class copper assets

•	Top five global copper producer with combined annual copper production of 1.2 mt expected to grow by c.10% to c.1.35mt in 2027[6] from a portfolio of long-life assets with attractive cost profiles and outstanding resource endowments, including[7]:
o	Collahuasi (Chile, 245.8kt attributable production, 44% ownership)
o	Quebrada Blanca (Chile, 207.8kt production, 60% ownership)
o	Quellaveco (Peru, 306.3kt production, 60% ownership)
o	Los Bronces (Chile, 172.4kt production, 50.1% ownership)
o	Highland Valley Copper (Canada, 102.4kt production, 100% ownership)
o	Antamina (Peru, 96.1kt attributable production, 22.5% ownership)

•	A major producer of premium iron ore (61 mt)[8] that facilitates cleaner steelmaking from mines in South Africa and Brazil
•	One of the world’s largest producers of mined zinc through the world-class Red Dog mine in Alaska, as well as operator of one of the world’s largest fully integrated zinc and lead smelting and refining facilities at Trail Operations in British Columbia
•	Anglo Teck will remain committed to Anglo American’s announced portfolio simplification, including ongoing work to separate De Beers for value alongside completion of the steelmaking coal and nickel disposals. Anglo American will continue to advance these efforts prior to completion

Compelling value creation through synergies

•	Total anticipated pre-tax recurring annual synergies of US$800 million and an additional US$1.4 billion (100% basis) of underlying EBITDA revenue synergies between the adjacent Collahuasi and Quebrada Blanca operations on an average pre-tax annual basis from 2030-2049, which is expected to result in an increase of c.175,000 tonnes of potential additional annual copper production
•	Anglo American and Teck have both recently been engaged in substantial portfolio simplification, which makes this the right time to bring the two companies together with a streamlined, new organisational structure that retains and leverages the best of both organisations across a larger global business

Additional value-creation opportunities

Copper

•	Collahuasi and Quebrada Blanca are adjacent operations that have the potential to unlock value in a capital efficient manner. Near-term opportunities to enhance cash flow and value include using Quebrada Blanca’s infrastructure to process higher-grade ore from Collahuasi. Anglo American and Teck are committed to working at pace with the other stakeholders of these assets to realize US$1.4 billion (100% basis) of underlying EBITDA revenue synergies between the adjacent Collahuasi and Quebrada Blanca operations on an average pre-tax annual basis from 2030-2049 primarily through operational integration and optimisation of Collahuasi and Quebrada Blanca

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•	Combined proven project development capabilities to maximize the potential from an extensive pipeline of brownfield and greenfield copper growth options in Canada, Chile, Peru, Mexico, the United States, and Finland, with a pathway towards a significant additional uplift in copper production
•	Anglo Teck will remain committed to working with Codelco to implement a joint mine plan in respect of the two companies’ respective, adjacent copper mines of Los Bronces and Andina in Chile with the view to unlocking an additional 2.7 million tonnes of copper production during the course of that joint mine plan after 2030
•	Other development prospects include:
o	the Galore Creek and Schaft Creek projects in Northwestern British Columbia, Canada
o	Zafranal in Peru, San Nicolas in Mexico, NuevaUnión in Chile, NewRange in the U.S. and Sakatti in Finland
o	further brownfield opportunities to deliver the full potential from outstanding resource endowments across the existing portfolio
•	Anglo Teck will continue to build on both Anglo American and Teck’s longstanding success in and commitment to global mineral exploration and discovery, supported by a focus on technology and innovation

Premium iron ore, crop nutrients and germanium

•	Anglo Teck is also set for significant growth in premium iron ore output through the development of the high-quality, multi-billion tonne Serpentina resource in Brazil, an adjacency to Minas-Rio, and the addition of UHDMS technology at Kumba in South Africa to deliver a far greater proportion of premium quality iron ore products and thereby enhance margins
•	Opportunity to significantly increase germanium and other specialty critical minerals production from Trail Operations metallurgical facility, supporting the critical minerals priorities of Canada
•	Anglo Teck will continue to progress the development of the Woodsmith project in the UK with its ongoing potential to be a generational asset in crop nutrients. Full development remains subject to meeting stringent investment criteria for risk-adjusted value, including syndication to one or more investment / strategic partners

Exploration and discovery

•	Anglo Teck will continue to build on both companies’ longstanding success in and commitment to mineral exploration and discovery, with exploration teams active across Canada, Latin America, the US, Europe, Southern Africa and Australia
•	Anglo Teck plans to invest at least CAD$300 million (over five years following completion) in critical mineral exploration and technology in Canada, recognizing Canada’s extensive potential for further responsible mineral development
•	Anglo Teck will continue to support and partner with the Canadian junior mining sector, an important part of Canada’s mining ecosystem, by investigating the application of a range of modern geoscience and data approaches in mineral exploration opportunities, including AI, and supporting broader partnerships across Anglo Teck’s operating footprint, particularly in South Africa and southern Africa. As part of the effort to support the junior mining sector, Anglo Teck also plans to make financial contributions to South Africa’s Junior Mining Exploration Fund in

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partnership with the Industrial Development Corporation of South Africa and the South African Department of Mineral and Petroleum Resources, which seeks to assist qualifying junior miners to conduct prospecting work

Enhanced financial resilience

Focused scale

•	For the year ended December 31, 2024, Anglo American reported underlying EBITDA of US$8,460 million[9], as presented in its 2024 Integrated Annual Report, and Teck reported adjusted EBITDA of CAD$2,933 million[10] as presented in its 2024 Annual Report, each with robust cost-curve positioning creating confidence in performance through the cycle. This is expected to be further enhanced by sustainable margin improvement from the anticipated synergies
•	Stronger, more resilient financial platform with scale advantages, including greater flexibility to reallocate capital dynamically to the highest-returning opportunities including shareholder returns

Value focused capital allocation

•	Anglo Teck will remain committed to maintaining a strong balance sheet and will target an investment grade credit profile underpinned by a diverse asset base

Global capital markets presence

•	Second largest listed copper-focused producer, with future growth optionality
•	Anglo Teck will also be well positioned to provide broad and efficient access to capital across the world, with Anglo Teck expected to have a primary listing on the LSE and retain FTSE indexation, as well as listings on the JSE, TSX and NYSE (to be implemented as a listing of American Depositary Receipts), subject to the approval or acceptance of each applicable exchange

Strong values and clear purpose

•	Anglo Teck will continue to prioritize long-term value creation that focuses on safety and health, is inclusive and responsible, and catalyses environmental protection and social progress, building on their respective track records. Both Anglo American and Teck have earned recognition as leaders in sustainability within the global mining industry, including leading social and environmental stewardship, Indigenous and community relations, and responsible resource development

Committed to Canada

Anglo American and Teck believe that the formation of Anglo Teck in a merger of equals will provide exceptional and enduring benefits for Canada, including establishing a global critical minerals champion headquartered in Canada, bringing strengthened Canadian leadership in critical minerals on the world stage. It will accelerate Canada’s ambition of capitalizing on its natural resource advantages – driving enhanced capacity across the value chain and broader market access, further leveraged by Anglo Teck’s considerable operational footprint and growth optionality in North America, Latin America, southern Africa and Europe.

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Anglo American and Teck believe the benefit to Canada of the formation of Anglo Teck to form a global critical minerals champion headquartered in Canada is unprecedented. Reflecting this commitment to Canada, Anglo Teck will provide undertakings under the Investment Canada Act that will provide, among other things, that:

•	The global headquarters of Anglo Teck will be located in Canada
•	Anglo Teck will invest at least approximately CAD$4.5 billion over five years in Canada, including in respect of the Highland Valley Copper Mine Life Extension, improving critical minerals processing capacity at Trail, advancing potential major new copper mines in Northwestern British Columbia, supporting critical minerals exploration, innovation, skills training, research and jobs growth in Canada
•	Anglo Teck will also explore opportunities to add copper processing capacity at Trail and support the establishment of new critical minerals processing facilities in Canada
•	The CEO, Deputy CEO, CFO and a significant majority of the executive management team will be based in and reside in Canada
•	A substantial proportion of Anglo Teck’s board of directors will be Canadian
•	Anglo Teck will honour all agreements with communities, Indigenous governments, and labour unions in Canada and promote within its organizational culture a recognition of the importance of respecting Indigenous and community rights
•	Anglo Teck will maintain employment levels in Canada with no net reduction in the number of employees in the business in Canada as a result of the transaction, and generate new economic activity and jobs through the investments noted above
•	Anglo Teck will be listed on the TSX, subject to the approval of the TSX
•	Anglo Teck will carry on both Anglo American and Teck’s respective industry leadership in environmental and social performance

A detailed summary of these commitments is set out in an Appendix to this announcement.

Committed to South Africa

Anglo American has a long and proud history of contributing to the economic growth of South Africa and supporting the country’s national priorities. Throughout its regular engagements with the Government of South Africa, Anglo American continues to reaffirm its enduring commitment to South Africa, including in relation to meaningful representation from South Africa on the board and executive team, and the investments it is making in its operations and the social fabric of local communities. Following the merger, Anglo Teck will continue to uphold and advance these commitments. Its subsidiaries with operations in South Africa will continue to comply with all relevant empowerment and mining license requirements.

Furthermore, Anglo Teck will continue to support and partner with the Canadian junior mining sector, an important part of Canada’s mining ecosystem, by investigating the application of a range of modern geoscience and data approaches in mineral exploration opportunities, including AI, and

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supporting broader partnerships across Anglo Teck’s operating footprint, particularly in South Africa and southern Africa. As part of the effort to support the junior mining sector, Anglo Teck also plans to make financial contributions to South Africa’s Junior Mining Exploration Fund in partnership with the Industrial Development Corporation of South Africa and the South African Department of Mineral and Petroleum Resources, which seeks to assist qualifying junior miners to conduct prospecting work.

Anglo Teck will also offer to work with the Government of Canada to establish a Global Institute for Critical Minerals Research and Innovation, funded by Anglo Teck and hosted in Canada, and potentially involving leading institutions in Canada, South Africa, the UK and other countries.

Governance

It is currently proposed that the directors of Anglo Teck plc will be nominated for appointment by the boards of Anglo American and Teck, respectively, at completion, and the nominated directors will enter into customary service contracts (for executive directors) and appointment letters (for non-executive directors) with Anglo Teck plc on normal commercial terms. The Anglo American Board supports the principles of the UK Corporate Governance Code (the “UK Code”) and ahead of completion of the Merger, Anglo American intends to continue to fully comply with the UK Code. Following Completion, Anglo Teck will continue to apply the principles of good corporate governance set out in the UK Code.

Headquarters

The Anglo Teck group will have its global headquarters in Vancouver, British Columbia, Canada, where the CEO, Deputy CEO, and CFO and a significant majority of the senior executive team will be based. Anglo Teck will also retain corporate offices in London and Johannesburg, thereby contributing to and drawing on three key centres of mining finance and technical expertise to support Anglo Teck’s growth and investment ambitions. Anglo Teck plc will inherit Anglo American’s UK incorporation and tax status.

Transaction process, conditions and timing

Anglo American and Teck have entered into an agreement (the “Arrangement Agreement”) to effect the Merger by way of a plan of arrangement of Teck under the Canada Business Corporations Act. Subject to satisfaction of certain conditions, the Anglo American Board also intends to declare the Anglo American special dividend of US$4.5 billion (expected to be approximately US$4.19 per ordinary share) to be paid by Anglo American to its shareholders on the Anglo American register of members ahead of completion of the Merger. At completion of the Merger, each class A common share and class B subordinate voting share of Teck will be exchanged for 1.3301 ordinary shares of Anglo American. The plan of arrangement will require the approval of at least 66 2/3% of the votes cast in person or by proxy by class A common and class B subordinate voting shareholders of Teck, voting as separate classes, at a special meeting of shareholders. The plan of arrangement will also require customary court approval in Canada.

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Eligible Canadian shareholders of Teck will be able to elect to receive, for each Class A common share and Class B subordinate voting share, exchangeable shares in a Canadian subsidiary of Anglo American (the “Exchangeable Shares”), which will be exchangeable into Anglo Teck plc ordinary shares for a period of up to 15 years after completion, instead of the Anglo Teck plc ordinary shares to which they would otherwise be entitled at completion. The Exchangeable Shares will have the same economic and voting rights as the Anglo Teck plc ordinary shares and are intended to be listed for trading on the TSX, subject to the approval of the TSX.

The issuance of new Anglo Teck plc ordinary shares in connection with the Merger will be subject to the approval by more than 50% of Anglo American shareholders voting in person or by proxy at the relevant shareholder meeting of Anglo American. In addition, the Board of Directors of Anglo American may consider amending its director remuneration policy and incentive plans at the relevant shareholder meeting to facilitate Anglo American’s retention and incentivisation requirements arising in the period prior to the completion date of the Merger, as appropriate.

The Merger is also subject to completion conditions customary for a transaction of this nature, including approval under the Investment Canada Act and competition and regulatory approvals in various jurisdictions globally.

The Arrangement Agreement contains customary representations, warranties and covenants for a transaction of this nature. The Arrangement Agreement also contains customary pre-completion covenants, including the obligation of each of Anglo American and Teck to conduct their respective businesses in the ordinary course consistent with past practice and to refrain from taking certain specified actions without the consent of the other party.

The Arrangement Agreement includes customary deal protections, including provisions that allow Anglo American and Teck to consider unsolicited acquisition proposals and for either board to terminate the transaction to accept a superior proposal (subject to a right to match) or to change its recommendation that shareholders vote to approve the Merger in those circumstances. A break fee in the amount of US$330 million will be payable by Anglo American or Teck in certain circumstances.

In connection with the Merger, Temagami Mining Company Limited (“Temagami”), SMM Resources Incorporated (“SMM”), Dr. Norman B. Keevil and certain of the directors and executive officers of Teck and Anglo American, in respect of approximately 79.8% of the outstanding Teck class A common shares, 0.02% of the outstanding Teck class B subordinate voting shares, and 0.1% of the Anglo American shares, as applicable, have entered into customary voting agreements agreeing to vote those Teck or Anglo American shares, respectively, in favour of the Merger and against any competing acquisition proposals, which agreements prohibit voting for, supporting or participating in a competing transaction unless the applicable board has changed its recommendation that the shareholders vote to approve the Merger or the Arrangement Agreement is otherwise terminated.

The Merger is expected to close within 12-18 months.

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Teck Comprehensive Operations Review and QB Action Plan

As announced on September 2, 2025, Teck is undertaking a Comprehensive Operations Review, including detailed assessments of operating plans, input from third-party experts, and rigorous execution tracking. This review is expected to conclude by October 2025, with resulting updates to Teck’s previously disclosed guidance communicated no later than the company’s Q3 results.

In parallel to the ongoing review, Teck is advancing the QB Action Plan, which includes construction to safely raise the height of the tailings dam and a series of initiatives focused on improving sand drainage. A key component of this work is the optimization of sand drainage and sand deposition which remains our primary focus. This deliberate approach is expected to require time to complete in order to enable full production. These near-term efforts are critical to unlocking the full future potential of this world-class asset and to establishing the foundation for long-term, reliable performance.

Board of Directors’ recommendations

Teck

The Board of Directors of Teck has unanimously determined that the Merger is in the best interests of Teck and is fair to Teck’s shareholders, and unanimously recommends that Teck shareholders vote in favour of the Merger. Teck was advised by independent financial and legal advisors and the Board received opinions from each of Scotiabank and BMO Capital Markets to the effect that, as of the date of each such opinion and subject to the assumptions, limitations and qualifications set forth therein, the share exchange ratio for the transaction is fair, from a financial point of view, to Teck shareholders.

A copy of Scotiabank and BMO Capital Markets’ written fairness opinions, as well as additional details regarding the terms and conditions of the Arrangement Agreement and the transaction and the rationale for the recommendation by Teck’s Board of Directors, will be included in the management proxy circular and other materials to be mailed to shareholders in connection with the Teck shareholder meeting to approve the transaction. The summaries of the Arrangement Agreement and voting and support agreements in this press release are qualified in their entirety by the provisions of those agreements. Copies of the Arrangement Agreement and voting and support agreements and, when finalized, the meeting materials will be filed under Teck’s profile on SEDAR+ at www.sedarplus.ca.

Anglo American

Considering all the information outlined above, the Board of Directors of Anglo American has unanimously determined that the Merger is fair to and in the best interests of Anglo American’s shareholders as a whole and unanimously recommends that Anglo American shareholders vote in favour of the issuance of new Anglo American shares and the change in the company’s legal name to Anglo Teck in connection with the Merger.

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Advisors

Ardea Partners LP and BMO Capital Markets served as financial advisors to Teck. Scotiabank provided an independent fairness opinion to Teck’s Board of Directors in connection with the transaction. Wachtell, Lipton, Rosen & Katz, Stikeman Elliott LLP and Freshfields LLP are acting as legal advisors to Teck, with Felesky Flynn LLP acting as legal tax advisor.

Investor Conference Call and Information

Date: Tuesday, September 9, 2025

Time: 8:00 AM ET / 5:00 AM PT / 1:00 PM BST / 2:00 PM SAST

Listen-Only Webcast: here

Dial In for Investor & Analyst Q&A:

1.647.846.8877 International

1.833.752.3828 Toll Free (Canada/US)

44.20.3795.9972 (United Kingdom)

Quote “Anglo Teck”, to join the call

Alternate, pre-register to attend the call at: registration link. South Africa direct dial in number will be provided through the pre-registration link only.

An archive of the webcast will be available at teck.com within 24 hours.

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Notes to the announcement:

1.	Production mix is based on assumed copper production of 1,355kt, iron ore production of 61Mt and zinc production of 423kt converted to copper equivalent basis at long-term consensus prices, with iron ore CFR basis adjusted to FOB at spot freight rates. As announced September 2, 2025, Teck is undertaking a Comprehensive Operations Review, including detailed assessments of operating plans, input from third-party experts and rigorous execution tracking. This review is expected to conclude by October 2025, with resulting updates to Teck previously disclosed guidance communicated no later than the Company’s Q3 results.
2.	Refers to the potential additional copper production and underlying EBITDA on an annual average basis over the period from 2030-2049, as the uplift varies greatly over the period. Underlying EBITDA is a non-GAAP measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. See “Non-GAAP Measures”.
3.	To be implemented as a listing of American Depositary Receipts, subject to the approval or clearance from each applicable exchange.
4.	The Anglo American Special Dividend of ~US$4.5 billion is presented on a net basis, excluding Epoch Investment Holdings (RF) Proprietary Limited, Epoch Two Investment Holdings (RF) Proprietary Limited and Tarl Investment Holdings (RF) Proprietary Limited (the “Investment Companies”), which collectively hold Anglo American shares totalling 98,906,534 shares as of 5 September 2025. Therefore, the number of shares used, excluding shares held by the Investment Companies, is 1,074 million, which also excludes certain Anglo American own shares for which the right to receive dividends has been waived as of 5 September 2025. The Investment Companies are each owned by independent charitable trusts whose trustees are independent of the Group and were established to purchase Anglo American shares as part of Anglo American’s 2006 share buyback programme. Pursuant to certain arrangements with an indirect subsidiary of Anglo American, the Investment Companies are entitled to receive dividends on their Anglo American shares but have waived their right to vote in respect of all of the Anglo American shares they hold or will hold in Anglo Teck.
5.	The pro forma ownership in Anglo Teck is based on the exchange ratio of 1.3301, Teck shares (including both class A common shares and class B subordinate voting shares) of 489 million on a fully diluted, net share settled basis and Anglo American issued share capital of 1,079 million on a fully diluted basis (excluding shares held by the Investment Companies), each as of 5 September 2025.
6.	2024 actual copper production of 1,219kt, 2027F shown based on assumed copper production of 1,355kt. As announced September 2, 2025, Teck is undertaking a Comprehensive Operations Review, including detailed assessments of operating plans, input from third-party experts and rigorous execution tracking. This review is expected to conclude by October 2025, with resulting updates to Teck’s previously disclosed guidance communicated no later than the Company’s Q3 results.
7.	Production figures are based on copper production for the year ended 31 December 2024, as presented in Anglo American’s 2024 Integrated Annual Report and Teck’s 2024 Annual Report. Figures shown on a 100% basis for Quebrada Blanca, Quellaveco, Los Bronces, and Highland Valley, 44% for Collahuasi, and 22.5% for Antamina. Also includes 100% basis of production from El Soldado (50.1% ownership) and Carmen de Andacollo (90% ownership).

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8.	Production figure based on iron ore production for the year ended 31 December 2024, as presented in Anglo American’s 2024 Integrated Annual Report. Figure is on a 100% basis; Kumba effective interest is 53.4% and Minas-Rio interest is 85%.
9.	Anglo American historical underlying EBITDA for year ended 31 December 2024 has been extracted from Anglo American’s audited Financial Statements within the 2024 Integrated Annual Report without adjustment. Within Anglo American’s 2024 Integrated Annual Report, Anglo American underlying EBITDA is a non-GAAP measure defined as underlying EBIT before depreciation and amortisation and includes the Group’s attributable share of associates’ and joint ventures’ underlying EBIT before depreciation and amortisation. Underlying EBIT is Operating profit/(loss) presented before special items and remeasurements. Underlying EBIT of associates and joint ventures is the Group’s attributable share of associates’ and joint ventures’ revenue less operating costs before special items and remeasurements of associates and joint ventures. Special items and remeasurements include revenue remeasurements, operating special items, operating remeasurements, non-operating special items, financing special items and remeasurements, and tax associated with special items and remeasurements. Underlying EBITDA is a non-GAAP measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. See “Non-GAAP Measures”.
10.	Teck historical adjusted EBITDA for year ended 31 December 2024 has been extracted from Teck’s 2024 Annual Report without adjustment. Within Teck’s 2024 Annual Report, Teck adjusted EBITDA is a non-GAAP measure defined as EBITDA before the pre-tax effect of the adjustments that are made to adjusted profit from continuing operations attributable to shareholders. EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortisation. For adjusted profit from continuing operations attributable to shareholders, profit is adjusted from continuing operations attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on Teck’s balance sheet or are not indicative of Teck’s normal operating activities. While both companies’ financial information is prepared under IFRS, the historical financial information of Teck is shown as extracted from Teck’s reported financial information and has not been adjusted to align with Anglo American’s accounting policies. Adjusted EBITDA is a non-GAAP measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. See “Non-GAAP Measures”.

For further information, please contact:

Investor Contact:

Emma Chapman
Vice President, Investor Relations
+44.207.509.6576
emma.chapman@teck.com

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Media Contact:

Dale Steeves
Director, External Communications
236.987.7405
dale.steeves@teck.com

Appendix I – Summary of Proposed ICA Commitments

Anglo American will submit written undertakings to the Canadian government that are consistent with all of the commitments set out below.

Committed to Canada

Anglo Teck will be a Canadian-headquartered company. Anglo Teck commits that:

1)	The combined company’s business name will be Anglo Teck
2)	Anglo Teck’s group global headquarters will be in Canada
3)	Anglo Teck senior management will be based in Canada. More specifically:
a.	CEO, Deputy CEO and CFO will have their principal office and principal place of residence in Canada
b.	A significant majority of the overall Anglo Teck senior executive team will have their principal office and principal place of residence in Canada
4)	A substantial proportion of Anglo Teck’s board of directors will be Canadian
5)	Anglo Teck will combine the leading environmental and social practices of both Teck and Anglo American; honour all existing agreements with communities, Indigenous governments, and labour unions in Canada; and promote within its organizational culture a recognition of the importance of respecting Indigenous and community rights
6)	Anglo Teck will be listed on the TSX, subject to approval of the TSX

These commitments would remain in place indefinitely.

Investing in Canada

Anglo Teck will make substantial investments in Canada. It will commit to investments of at least approximately CAD$4.5 billion over five years in Canada, including:

1.	Proceeding with the CAD$2.1-2.4 billion Highland Valley Copper Mine Life Extension Project, expected to create 2,900 jobs during the construction phase of the project and support approximately 1,500 direct jobs through ongoing operations, in addition to ongoing operational investments at the site
2.	Continuing to invest in the Trail Operations metallurgical facility, including investments of up to CAD$750 million to sustain and enhance critical minerals processing capacity, the potential expansion of production capacity for germanium and other strategic metals (Strategic Metals Initiative)
3.	Exploring opportunities to add copper processing capacity at Trail and support the establishment of new critical minerals processing facilities in Canada
4.	Advancing development of the Galore Creek and Schaft Creek copper opportunities in Northwestern British Columbia, including capital expenditures of up to CAD$750 million

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5.	Investing at least CAD$300 million in Canadian critical mineral exploration and technology
6.	Investing at least CAD$100 million towards critical minerals skills training, research, and enhancing bilateral relationships
7.	Offering to work with the Government of Canada to establish a Global Institute for Critical Minerals Research and Innovation, financially supported by Anglo Teck and hosted in Canada, and potentially involving leading institutions in Canada, South Africa, the UK and other countries
8.	Maintaining and enhancing existing commitments to Indigenous governments, communities, and other similar initiatives, including by contributing at least CAD$200 million
9.	Providing Canadian and Indigenous suppliers with opportunities to supply goods and services to Anglo Teck’s Canadian and global operations
10.	Supporting and partnering with Canadian junior miners by investigating the application of a range of modern geoscience and data approaches in mineral exploration opportunities, including AI, and supporting partnerships across Anglo Teck’s global operating footprint, particularly in South Africa and Southern Africa
11.	Maintaining current aggregate employment levels across Canada with no net reduction in the number of employees in the business in Canada as a result of the transaction, and generating new economic activity and jobs through the investments noted above

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Appendix II – Further Information

Financial Information

Synergies

The Anglo American Board, having reviewed and analysed the potential synergies of the Merger, and taking into account the factors it can influence, believes the Merger will result in pre-tax recurring annual synergies of US$800 million and an additional US$1.4 billion (100% basis) of underlying EBITDA revenue synergies between the adjacent Collahuasi and Quebrada Blanca operations on an average pre-tax annual basis from 2030 – 20491.

Recurring synergies:

Pre-tax recurring annual synergies ($800 million) are expected to be realized by the end of the fourth year following completion of the transaction (with approximately US$775 million expected to be realized by the end of the third year following completion), derived from the following areas:

•	Board and head-office (approximately US$60 million): synergies are expected to be driven by de-duplication and rationalisation of Board, executive leadership and other costs associated with a listed company;
•	Corporate and business overheads (approximately US$150 million): expected to be generated from consolidation, de-duplication and operating model alignment of overlapping functions and capabilities;
•	Procurement (approximately US$490 million): expected to be generated from direct and indirect procurement cost synergies across the Combined Group, which are expected to be driven by scale economies and consolidation and rationalisation of overlapping spend categories and suppliers (of which approximately US$110m relates to recurring CAPEX synergies); and
•	Marketing revenue (approximately US$100 million): expected to be generated by alignment of operating models and leveraging marketing and trading best practice capability within the Combined Group.

The Board expects the realisation of these recurring synergies will require estimated one-off cash costs of approximately US$700 million incurred in the first three years following completion of the transaction.

Long-term operational synergies:

$1.4 billion (100% basis) underlying EBITDA revenue synergies expected between the adjacent Collahuasi and Quebrada Blanca operations on an average pre-tax annual basis from 2030 – 20491. This is expected to be realized through operational integration and optimisation of Collahuasi and Quebrada Blanca, which will enhance operational flexibility and enable accelerated and increased processing of higher-grade ore from Collahuasi.

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The Board expects the realisation of these long-term operational synergies will require estimated net one-off cash costs of approximately US$1.9 billion incurred in the first four years following completion of the transaction.

In addition to the expected synergies quantified above, the Anglo American Board expects that the Merger will generate incremental revenue growth which has not been quantified at this stage.

One-off cash synergy:

In addition to the synergies quantified above, the Anglo American Board expects that the Merger will be able to realize a one-off cash synergy of at least US$200 million as a result of alignment of best practice and improved working capital management relating to inventory and payables within the combined group.

It is anticipated that this one-off cash synergy will be achieved within the first three years following completion of the transaction and the Anglo American Directors do not expect that any one-off costs in connection with realizing the expected synergies will be material.

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Potential areas of dis-synergy expected to arise in connection with the Merger have been considered and were determined by the Board to be immaterial for the analysis in relation to all of the synergies quantified above.

All of the quantified identified synergies are expected to accrue as a direct result of, and are contingent on, the transaction and would not be achieved independently on a standalone basis, reflecting both the beneficial elements and relevant costs.

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Bases of belief, assumptions and sources

Following initial discussion regarding the Merger, Anglo American and Teck management teams have worked collaboratively to identify, challenge and quantify potential synergies as well as the potential costs to achieving, and timing of, such synergies. The assessment and quantification of potential synergies have been informed by Anglo American and Teck management teams’ industry expertise and knowledge.

The synergy assumptions have been risk adjusted.

The Anglo American Board have, in addition, made the following assumptions:

-	There will be no material change to macroeconomic, political, inflationary, regulatory or legal conditions in the markets or regions in which Anglo American or Teck operate that will materially impact on the implementation or costs to achieve the proposed synergies

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-	There will be no material change in current foreign exchange rates, interest rates or accounting standards
-	There will be no change to previously announced divestment and cost saving programmes from both Anglo American and Teck’s existing businesses
-	Expected revenue synergies are stated on an underlying EBITDA basis
-	Expected synergies and one-off costs are presented on a consolidated 100% basis, pre-attribution to non-controlling interests or Collahuasi and Quebrada Blanca joint venture partners.

o    Relating to Collahuasi and Quebrada Blanca: Anglo American and Teck combined 52% share (being 60% of Quebrada Blanca’s assumed 50% share of the total synergy, plus 44% of Collahuasi’s assumed 50% share of the total synergy) of approximately US$0.7 billion of underlying EBITDA.

o    Relating to expected recurring synergies: Synergies attributable to non-controlling interests equates to approximately US$100 million.

o    Relating to expected one-off cash synergies: Synergies attributable to non-controlling interests equates to approximately US$80 million.

-	Long-term operational synergies are dependent upon agreement with joint venture partners, as well as relevant permits and approvals

Notes to ‘Synergies’ section:

1.	For purposes of quantification, synergies have been estimated for the period 2030-2049 (the current permitted end of reserve life of QB2) but are expected to continue beyond this period.

About Teck

Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK.

About Anglo American

Anglo American is a leading global mining company focused on the responsible production of copper, premium iron ore and crop nutrients – future-enabling products that are essential for decarbonising the global economy, improving living standards, and food security. Our portfolio of world-class operations and outstanding resource endowments offers value-accretive growth potential across all three businesses, positioning us to deliver into structurally attractive major demand growth trends.

Our integrated approach to sustainability and innovation drives our decision-making across the value chain, from how we discover new resources to how we mine, process, move and market our products to our customers – safely, efficiently and responsibly. Our Sustainable Mining Plan

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commits us to a series of stretching goals over different time horizons to ensure we contribute to a healthy environment, create thriving communities and build trust as a corporate leader. We work together with our business partners and diverse stakeholders to unlock enduring value from precious natural resources for our shareholders, for the benefit of the communities and countries in which we operate, and for society as a whole. Anglo American is re-imagining mining to improve people’s lives.

Anglo American is currently implementing a number of major structural changes to unlock the inherent value in its portfolio and thereby accelerate delivery of its strategic priorities of Operational excellence, Portfolio simplification, and Growth. This portfolio transformation is focusing Anglo American on its world-class resource asset base in copper, premium iron ore and crop nutrients – once the sale of our steelmaking coal and nickel businesses and the separation of our iconic diamond business (De Beers) have been completed.

www.angloamerican.com

Non-GAAP Measures

Certain financial performance measures used in this press release – namely underlying EBITDA and adjusted EBITDA – are not prescribed by IFRS. These non-GAAP financial measures are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. These non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Underlying EBITDA

Anglo American historical underlying EBITDA for year ended 31 December 2024 has been extracted from Anglo American’s audited Financial Statements within the 2024 Integrated Annual Report without adjustment. Within Anglo American’s 2024 Integrated Annual Report, Anglo American underlying EBITDA is a non-GAAP measure defined as underlying EBIT before depreciation and amortisation and includes the Group’s attributable share of associates’ and joint ventures’ underlying EBIT before depreciation and amortisation. Underlying EBIT is Operating profit/(loss) presented before special items and remeasurements. Underlying EBIT of associates and joint ventures is the Group’s attributable share of associates’ and joint ventures’ revenue less operating costs before special items and remeasurements of associates and joint ventures. Special items and remeasurements include revenue remeasurements, operating special items, operating remeasurements, non-operating special items, financing special items and remeasurements, and tax associated with special items and remeasurements.

Adjusted EBITDA

Teck historical adjusted EBITDA for year ended 31 December 2024 has been extracted from Teck’s 2024 Annual Report without adjustment. Within Teck’s 2024 Annual Report, Teck adjusted

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EBITDA is a non-GAAP measure defined as EBITDA before the pre-tax effect of the adjustments that are made to adjusted profit from continuing operations attributable to shareholders. EBITDA is profit before net finance expense, provision for income taxes, and depreciation and amortisation. For adjusted profit from continuing operations attributable to shareholders, profit is adjusted from continuing operations attributable to shareholders as reported to remove the after-tax effect of certain types of transactions that reflect measurement changes on Teck’s balance sheet or are not indicative of Teck’s normal operating activities. While both companies’ financial information is prepared under IFRS, the historical financial information of Teck is shown as extracted from Teck’s reported financial information and has not been adjusted to align with Anglo American’s accounting policies. For further information on adjusted EBITDA, including for a reconciliation to the closest comparable metric under IFRS, please see Teck’s management’s discussion and analysis for the year ended December 31, 2024, available on Teck’s SEDAR+ profile at www.sedarplus.ca.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “can”, “could”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “would”, “project”, “predict”, “likely”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release. These forward-looking statements include, but are not limited to, statements concerning the anticipated benefits and synergies from the proposed Merger, the expected effects of the Merger on Anglo American and Teck, future production levels, the expected timing of completion of the Merger, and other statements that are not historical facts.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, future outlook and anticipated events, such as the ability of Anglo American and Teck to complete the Merger, the ability of Teck and Anglo American to obtain all required regulatory approvals, the ability of Teck and Anglo American to obtain respective shareholder approval for the Merger, the ability of Teck and Anglo American to obtain all other necessary approvals, the strategic vision of the merger between Teck and Anglo American following the closing of the Merger, expectations regarding exploration, production and operation potential, expectations with respect to production capabilities and future financial or operating performance of Teck and Anglo American following the Merger, expectations with respect to Teck’s current production and cost guidance and previously disclosed updates, the potential valuation of the merger of Teck and Anglo American, the expected synergies between Teck and Anglo American, the expected revenue from the synergies between Teck and Anglo American, the accuracy of the pro forma financial position and outlook of Teck and Anglo American following the closing of the Merger, the success of the new board and management team, the satisfaction of the conditions precedent to the Merger, the future financial or operating performance

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of the merged Teck and Anglo American, the expected EBITDA uplift, the ability for Teck and Anglo American to maintain a strong balance sheet, the ability for the combined entity to be listed on the TSX and the NYSE (to be implemented as a listing of American Depositary Receipts), the expectations around stock exchange approval or clearance, the ability for the combined company to continue its listings on the LSE and JSE, the expectations around the headquarters of the combined entity being in Vancouver, the expectations of the results and success of the ICA commitments, the expectations with respect to receiving ICA approval, the assumptions surrounding the proposed ICA commitments, the expectations with respect to the proposed investments by the combined company in Canada, the potential of Teck and Anglo American following the merger to meet industry target, public profile expectations, future plans, projections, objectives, estimates and forecasts and the timing related thereto, the expectations surrounding the combined companies long-term strategy, and the expectations with respect to the combined company’s commitments to South Africa following completion of the Merger. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Forward-looking information is based on the information available at the time those statements are made and are of good father belief of the officers and directors of Teck and Anglo American as of the time with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the Forward-looking information. Factors that may cause actual results to vary materially include, but are not limited to, the possibility that the Merger will not be completed on the terms and conditions, or on the timing, currently contemplated, and that it may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, required regulatory, shareholder and court approvals and other conditions to the closing of the Merger or for other reasons, the risk that competing offers or acquisition proposals will be made, public perception of the Merger, market reaction to the Merger, the negative impact that the failure to complete the Merger for any reason could have on the business of Anglo American or Teck, general economic and market conditions, including interest and foreign exchange rates, global financial markets, the impact of pandemics or epidemics, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in Anglo American’s or Teck’s disclosure materials filed with applicable securities regulatory authorities from time to time.

Anglo American and Teck assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks, assumptions and uncertainties associated with these forward-looking statements and Teck’s business can be found in Teck’s Annual Information Form for the year ended December 31, 2024 filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under Teck’s profile.

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